Changes to the Composition of Grupo Casa Saba, S.A. B. de C.V.’s  Corporate Governance Committees

Mexico City, Mexico, May 7, 2009. -  Pursuant to Article 50, section I paragraph b) of the general provisions, which are applicable to publically listed companies and other market participants, Grupo Casa Saba, S.A.B. de C.V. (the “Company”) announces that, in its Annual General Ordinary Shareholders’ Meeting, held on April 30, 2009, it was resolved to, among other things, (i) change the composition of the Board of Directors; (ii) accept the resignation of the President of the Audit Committee; and (iii) eliminate the Executive Committee and accept the resignation of its members.

As a result, the Company’s Board of Directors is currently comprised of the following individuals:

Board of Directors

                          Board Member                                  Position
                     Manuel Saba Ades                                 Chairman
                    Alberto Saba Ades                             Vice-Chairman
                    Gabriel Saba D'jamus                         Board Member
           Pedro Alejandro Sadurni Gómez               Board Member
                   Julio Madrazo García                Independent Board Member
            Gabriel Alarcón Velázquez              Independent Board Member
                Juan Carlos Peralta del Río         Independent Board Member
               Fernando Chico Pardo                 Independent Board Member
                Miguel Alemán Magnani             Independent Board Member
                     Iván Moguel Kuri             Alternate Independent Board Member

The Audit Committee is comprised of Messrs Gabriel Alarcón Velázquez, Juan Carlos Peralta del Río and Julio Madrazo García. Mr. Madrazo García is the committee’s current President.

It is worth mentioning that the designated board members were selected for their experience, capacity and professional accomplishments. In addition, Messrs Julio Madrazo García, Fernando Chico Pardo, Miguel Alemán Magnani, Gabriel Alarcón Velázquez, Juan Carlos Peralta del Río and Iván Moguel Kuri are all independent members according to the Securities Market Law.

Through these changes in the integration of the governance committees, the Company seeks to adopt better corporate governance practices and, as a result, it will exceed the standards established by the Securities Market Law.

About Grupo Casa Saba

Grupo Casa Saba, S.A.B. de C.V. (“Saba”, “GCS”, “the Company” or “the Group”) is one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications.  In 2008, the company had net sales of $28,400 million pesos.  The Group is listed on both the Bolsa Mexicana de Valores (Mexican Stock Exchange) and the New York Stock Exchange (NYSE).

Contacts:

GRUPO CASA SABA                                    IR Communications:
Sandra Yatsko                                               Jesús Martínez Rojas
+52 (55) 5284-6698                                       +52 (55) 5644-1247
syatsko@casasaba.com                                jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com